GRACIN & MARLOW, LLP
The Chrysler Building
405 Lexington Avenue, 26th Floor
New York, New York 10174
(212) 907-6457

October 31, 2013
VIA EDGAR

United States Securities
and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Tom Kluck
                   Branch Chief

Re:          eBullion, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 2, 2013
File No. 333-188003

Dear Mr. Kluck:

Thank you for your October 21, 2013 letter regarding eBullion, Inc. (“eBullion”).  In order to assist you in your review of eBullion’s Form S-1, we hereby submit a letter responding to the comments and Amendment No. 4 to Form S-1 marked to show changes.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

1.
We note your response to comment 1 of our comment letter dated September 20, 2013.  We were unable to locate the support for several quantitative and qualitative business and industry data included in the prospectus.  For example only, we were unable to locate support for the following statements:

a.	on page 21: “all of whom must have a minimum required working capital, defined as cash plus precious metals, of approximately $193,000 and minimum required assets of $643,000.”

b.
on page 21:  “The CGSE requires its members to submit a quarterly liquidity capital report, in order to ensure that the bank balances exceed or equal the balance of customer deposits, as well as comply with the code of conduct which is regulated by CGSE.”

United States Securities and Exchange Commission
October 31, 2013

Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus or otherwise advise.  In addition, we note that your tabular disclosure regarding the contracts traded on the CGSE electronic trading platform on page 16 differs from that included in the support you identified as “Information provided in the third and fourth paragraph of the section entitled ‘Chinese Gold and Silver Trading Society.’”  Please revise your disclosure as appropriate or otherwise advise.

Response:

In support of our disclosure regarding our working capital and reporting obligations as a member of the CGSE, we have attached a confirmation letter addressing these issues which is also countersigned by the CGSE, which we obtained for our independent accounting firm, Anton & Chia LLP in connection with their 2012 audit of our financial statements. We have also updated the information in the table on page 16. The support provided was more recent than the information that was previously included on page 16.  We believe, and respectfully submit, that we have provided support for all other quantitative or qualitative business and industry data used in the prospectus.

2.
We note your response to comment 3 in our letter dated September 20, 2013 that you merely facilitate the contracts processed through your website and that you are not a party to such contracts.  Please clarify who becomes the party to such contracts – i.e., the agent or the customer.  For example, do customers place orders with agents who then use your website to enter into such contracts on behalf of those customers or do those customers directly enter into such contracts?  Please also explain in greater detail the rights and responsibilities of your company, the agents, and the customers with respect to such contracts and to whom does a counterparty have contractual and other legal rights and remedies with respect to such contracts.

Response:  We have added disclosure regarding the rights and responsibilities of our company, the agents, and the customers with respect to the contracts and to whom a counterparty has contractual and other legal rights and remedies.  We have also clarified that it is the agent’s customer, and only the agent’s customer, who becomes the party to the contract.

3.
We note your response to comment 4 in our letter dated September 20, 2013 that you facilitate the clearing of contracts processed through your website.  Please explain in greater detail what it means to facilitate the “clearing” of such contracts.

Response:  We only provide a trading platform which allows agents’ customers to place electronic orders on the CGSE, receive a confirmation of their trade and view their account online.  We do not provide any clearinghouse functions and  have removed the word “clearing” in our disclosure.

United States Securities and Exchange Commission
October 31, 2013

4.
We note your response to comment 5 in our letter dated September 20, 2013 that the contracts processed through your website are not spot contracts because there is no possibility for the physical delivery of the commodities.  We have the following comments:

a.
It is not clear how such contracts are traded on the CGSE if they are not spot contracts, as the electronic trading products available for trading on the CGSE appear to be limited to spot contracts.  Please advise.

b.
Please provide us with a detailed legal analysis as to why you believe such contracts are not swaps, futures contracts, or another financial instrument subject to the jurisdiction of the U.S. Commodity Futures Trading Commission (“CFTC”).  We note that the disclosure in the first paragraph on page 18 does not provide a sufficient explanation as to why the contracts would not be swaps or another financial product subject to CFTC jurisdiction.  In responding to this comment, please also explain why you believe your operations are not subject to CFTC regulation, including as a swap execution facility or another type of trading platform.

Response:

(a)
The electronic trading products which are traded on the CGSE have characteristics of traditional mercantile spot contracts in that they represent a trading position (buy or sell) in the spot contract market price for gold or silver; however, unlike a spot contract or futures contract, they do not have an expiration date and do not involve the physical delivery of any gold or silver.  While these electronic trading products may be referred to by the CGSE and/or other member firms in CGSE by different names or in general terms as a “spot contract” or “spot gold margin trading”, we believe it would be confusing for us to refer to the electronic trading products as “spot contracts” in our disclosure because the electronic product does not have the material characteristics of a traditional mercantile spot contract.  We believe the product offered by the CGSE is best described as “price contract”, which allows customers to use the contract to place a leveraged open market bet on the future price of gold or silver, without having to purchase the gold or silver outright.

We recognize that the Hong Kong gold market is very different from the U.S. gold market, and that the electronic trading product offered by the CGSE does not exist in the U.S. Nonetheless, this electronic trading product is most certainly traded in Hong Kong.

Please see:

The link below from The Bank of East Asia, where they refer to the product as “Spot Gold Margin Trading”.

http://www.hkbea.com/hk/ib/gold_margin/index.htm

The link below from  ICBC Bank (Asia), where they refer to the product as “Margin precious metal trading”.

“Margin precious metal trading does NOT involve any physical delivery of precious metal. You do not have any rights, ownership and possession of any physical precious metal. The allocation of precious metal in your margin trading account is notional and for the sole purpose of determining the cash value of the account. The investment return is calculated with reference to the prevailing market price of precious metal.”

http://www.icbcasia.com/eng/retail/invest/fxmargin.shtml

United States Securities and Exchange Commission
October 31, 2013

(b) Comparison of  Swap and Futures contracts to Gold Price contracts:

1. Swap	2. Gold price contract
• The identities of both counterparties are known, • The swap contract has settlement date and expiration date. • No built in margin • With periodic payment or cash flow
• The counterparties are not disclosed, or CGSE is the counterparty by match the purchase order by from CGSE’s own Gold inventory.
• The CGSE gold price contract does  not have expiration date,
• Built in margin for each contract
• Only cash flow occurs when closing the contract position

3. Futures	4. Gold price contract
• The identities of both counterparties are not known, • The futures contract has settlement date and expiration date. • No built in margin • Physical delivery may occurs at the end of the contract
• The counterparties are not disclosed, or CGSE is the counterparty by match the purchase order by from CGSE’s own Gold inventory.
• The CGSE gold price contract does  not have expiration date,
• Built in margin for each contract
• No physical delivery

Man Loong only provides the software which allows the agent’s customers to place trades with CGSE through Man Loong’s membership in CGSE. Man Loong does not provide any services whatsoever to  any persons who are not citizens of countries in Asia.  Each agent’s customer must provide Hong Kong ID or valid passport and bank proved living address in the admission process.  Man Loong has not and does not provide any services whatsoever to any U.S. persons and as such is not subject to U.S. CFTC Regulation.

5.
We note your response to comment 7 in our letter dated September 20, 2013 and reissue this comment.  Please clarify whether customers in the United States may access your website and purchase contracts processed through your website.  Please also clarify whether you have any customers in the United States.  In this regard, we note the disclosure on page 12 that customers may access your “electronic trading platform via the internet from anywhere in the world.”

Response:  Man Loong does not have any customers whatsoever that are residents or citizens of North America, including the United States.  However, if an existing customer is traveling and happens to be traveling in United States, through an internet connection he or she will be able access our electronic trading platform.

United States Securities and Exchange Commission
October 31, 2013

6.
We note revised disclosure regarding the contracts processed through your website.  Please disclose in greater detail the payment structure of such contracts.  In this regard, disclose the payments due upon entry into such contracts and any ongoing payments required during the term of such contracts prior to settlement.

Response: We have disclosed in greater detail the payment structure of the contracts as requested.

7.
We note the disclosure in the fourth paragraph on page 14.  Please explain in greater detail the structure of Man Loong’s bank.  For example, is the bank a separate subsidiary of Man Loong?  Is the bank regulated as a bank by the relevant banking regulators?

Response:  By “Man Loong’s bank” we did not mean to suggest that Man Loong owned any bank or banking institution.  Man Loong’s bank accounts in Hong Kong are held at unaffiliated banking institutions that are regulated by the Hong Kong government.

Our Corporate Structure, page 14

8.	We note your response to comment 8 of our comment letter dated September 20, 2013. Please revise your disclosure to also identify the web address for the English version of Man Loong’s website.

Response:  Complied with.

Intellectual Property, page 20

9.
We note your response to comment 12 of our comment letter dated September 20, 2013.  Please revise your disclosure to explain that True Technology can license or sublicense the underlying software, without the enhancements or modifications, that is used for the operation of the electronic trading platform to third parties without the consent of Man Loong or advise.

Response:  We have added disclosure to state that True Technology can license or sublicense the underlying software, without the enhancements or modifications, that is used for the operation of the electronic trading platform to third parties without the consent of Man Loong.

Holders, page 22

10.	Please revise your disclosure to update the information you have provided as of the most recent practicable date. Please refer to Item 201(b) of Regulation S-K.

Response:  Complied with.

Director Compensation, page 27

11.
We note your response to comment 13 of our comment letter dated September 20, 2013 and the disclosure on page 27 that the only director who received directors’ compensation was Mr. Wong.  We also note that your disclosure on page F-18 suggests that two individuals received directors’ compensation.  Please revise your disclosure as appropriate or advise.

Response:   We have revised the disclosure on page 31, F-18 and F-38.

United States Securities and Exchange Commission
October 31, 2013

Security Ownership of Certain Beneficial Owners and Management, page 27

12.	Please revise your disclosure to update the information you have provided as of the most recent practicable date. Please refer to Item 403 of Regulation S-K.

Response:  Complied with..

Item 16.  Exhibits, page II-2

13.
We note your response to comment 20 of our comment letter dated September 20, 2013.  We also note that in the revised Exhibit 10.6 you filed you identify that each agency agreement automatically renews every two years.  However, in the form of agency agreement you previously filed as an exhibit, we were unable to locate a provision providing for the automatic renewal.  Please re-file the form of agency agreement containing this provision or otherwise advise.

Response:  Although most contracts are renewed every two years, there is no written agreement to do so and therefore, we have revised the chart to remove the automatic renewal column.

Exhibit 5.1

14.
We note that your opinion was issued to the board of directors of Caldera Pharmaceuticals, Inc.  Please revise your opinion to reference the appropriate registrant.  In addition, we note that you provide your opinion regarding 500,000 shares generally.  Please revise to opine regarding the 500,000 shares being registered.

Response:  We apologize for the mix-up and inadvertent error.  The correct opinion is included to this Amendment No. 4 to Form S-1.

15.
We note that your legality opinion is for the resale of shares that are already outstanding.  Please have counsel revise the opinion to clarify that the shares “are” and not “will be” legally issued, fully paid and non-assessable.  Refer to SEC Staff Legal Bulletin No. 19, Item II.B.2.h.

Response:  We have revised our opinion accordingly.

Exhibits 21.1A and 21.1B

16.	Within EDGAR, please file the consents as Exhibits 23.1A and 23.1B, as opposed to Exhibits 21.1A and 21.1B.

Response:  We have re-filed, within the EDGAR system, the Exhibits labeled Exhibits 23.1A and 23.1B.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
October 31, 2013

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow
Partner